UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                    SEC FILE NUMBER
                                    333-124115
                                    CUSIP NUMBER
                                    none
(Check One):
|_| Form 10-K and Form 10-KSB
|_| Form 20-F
|_| Form 11-K
|X| Form 10-Q and Form 10-QSB
|_| Form N-SAR
        For Quarter Ended:  December 31, 2009

|_| Transition Report on Form  10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
        For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information
        Full Name of Registrant

        WNC HOUSING TAX CREDIT FUND VI L.P.  SERIES 13

        Former Name if Applicable

        Address of Principal Executive Office (Street and Number) City, State and Zip Code

        17782 Sky Park Circle Irvine, CA 92614

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Registrant is currently working with the outside auditors and estimates filing all Form 10-K's and Form 10-Q's required to bring the Registrant current by March 1, 2010.


Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification.

          Melanie R. Wenk
          (714) 662-5565 ext.171

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s). |_| Yes   |X| No

       Form 10-K Annual Report for the year ending March 31, 2007
       Form 10-Q Quarterly Report for the quarter ended June 30, 2007
       Form 10-Q Quarterly Report for the quarter ended September 30, 2007 Form 10-Q Quarterly Report for the quarter ended December 31, 2007 Form 10-K Annual Report for the year ending March 31, 2008
       Form 10-Q Quarterly Report for the quarter ended June 30, 2008
       Form 10-Q Quarterly Report for the quarter ended September 30, 2008 Form 10-Q Quarterly Report for the quarter ended December 31, 2008 Form 10-K Annual Report for the year ending March 31, 2009
       Form 10-Q Quarterly Report for the quarter ended June 30, 2009
       Form 10-Q Quarterly Report for the quarter ended September 30, 2009 Form 10-Q Quarterly Report for the quarter ended December 31, 2009

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     WNC HOUSING TAX CREDIT FUND VI L.P. SERIES 13 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

WNC HOUSING TAX CREDIT FUND VI L.P.  SERIES 13

By:  WNC National Partners, L.L.C.       General Partner

By:  WNC & Associates, Inc.  General Partner




By:    /s/ Melanie R. Wenk
      ----------------------
Melanie R. Wenk   Vice President - Chief Financial Officer

Date: February 16, 2010